Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

September 19, 2016

VIA EDGAR AND FEDERAL EXPRESS

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hydra Industries Acquisition Corp.

Preliminary Proxy Statement on Schedule PREM14A filed August 8, 2016

Current Report on Form 8-K filed July 19, 2016

File No. 001-36689

Dear Ms. Wray:

Reference is made to the letter dated September 1, 2016 (the “Comment Letter”) addressed to A. Lorne Weil, Chief Executive Officer of Hydra Industries Acquisition Corp. (“Hydra” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement on Schedule PREM14A filed August 8, 2016 (the “Proxy Statement”) and Current Report on Form 8-K filed July 19, 2016 (the “Current Report”) filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Preliminary Proxy Statement on Schedule PREM14A

Summary Term Sheet, page 1

1.          Refer to the third bullet point on page 3. Please include a cross-reference to a more detailed discussion of the earn-out payment.

The Proxy Statement has been revised in response to the Staff’s comment. See page 3.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Questions and Answers about the Proposals for Stockholders

What equity stake will (i) current Hydra Industries stockholders…, page 13

2.          Please provide examples of events that would make the actual facts different than your assumptions, and explain briefly the resulting effect on the equity stakes discussed here.

The Proxy Statement has been revised in response to the Staff’s comment. See page 13

What happens if I vote against the Business Combination Proposal?, page 16

3.          Please clarify whether the proceeds returned to stockholders will include accrued interest.

The Proxy Statement has been revised in response to the Staff’s comment. See page 16.

Summary of the Proxy Statement

Impact of the Business Combination on Hydra Industries’ Public Float, page 23

4.          Please revise to include columns showing the effect of the redemption of 25% and 75% of the public shares.

The Proxy Statement has been revised in response to the Staff’s comment. See page 24.

Reasons for the Business Combination (Page 25), page 25

5.          Please identify the reasonably accepted valuation standards and methodologies used to identify businesses with aggregate enterprise values of between $200 million to $500 million.

The Proxy Statement has been revised in response to the Staff’s comment. See page 25.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Recommendation to Hydra Industries Stockholders, page 26

6.          Please disclose that your directors and officers will lose their entire investment if the business combination is not completed. Please make corresponding revisions throughout the document where you discuss the conflicts of interest of your officers and directors.

The Proxy Statement has been revised in response to the Staff’s comment. See pages 6, 16, 27, 44, 53, 67 and 77.

Risk Factors

Risk Factors Relating to Hydra Industries and the Business Combination

Since our Sponsors, executive officers and directors will not be eligible to be reimbursed…, page 54

7.          Please quantify the total out-of-pocket expenses incurred by your sponsors, executive officers and directors as of a recent practicable date.

The Proxy Statement has been revised in response to the Staff’s comment. See page 54.

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet, page 61

8.          We note from your disclosures in adjustment 12 that you assume the subsequent purchase of the shareholder loan notes by Hydra. Please describe the terms, conditions and timing regarding the subsequent purchase of the shareholder loan notes by Hydra. Clarify your disclosures to clearly explain why these will become intercompany loans and should be eliminated in the consolidation. Further, indicate whether this is a condition of the business combination. Confirm that this purchase is factually supportable and not discretionary.

The Proxy Statement has been revised in accordance with the Staff’s comment. See page 61, adjustment 12 of the Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet. Pursuant to Section 4 of the Sale Agreement, the Company is contractually obligated to purchase the shareholder loan notes.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

9.          We note from your disclosures in adjustment 13 that assuming the maximum amount of shares are redeemed by the Hydra stockholders, $61,107 of the common stock subject to redemption would be paid out in cash and the remaining balance of $7,354 would be transferred to permanent equity. Please revise your disclosures explain why the remaining balance would be transfer to permanent equity. In this respect, it appears that the remaining balance represents the maximum redemption amount such that no cash consideration is to be paid to the Selling Group.

The Proxy Statement has been revised in accordance with the Staff’s comment. See page 61, adjustment 13 of the Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet.

10.         If the Target is not identified as the acquiring entity, provide in tabular form showing how the purchase price is calculated. Describe in detail all intangibles acquired. Expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired, disclose the related amortization period.

The Company has identified the Target as the acquiring entity for accounting purposes in accordance with ASC 805. Accordingly, the business combination will be accounted for as a reverse merger. We respectfully refer the Staff to the Company’s response to Comment 11, below, which presents in detail our analysis of the factors relevant to this determination and the basis for our conclusion.

Pro Forma Condensed Combined Statement of Operations, page 63

11.         We note that Hydra will be treated as the “acquired company.” Tell us why you believe that the Target is the accounting acquirer as the table within footnote 7 of the Unaudited Adjustments to the Condensed Combined Pro Forma Income Statements show the Target could own about 36% of the outstanding shares of common stock. Please provide your analysis of ASC 805-10-25-5 that supports your identification of the acquirer. In addition, consider disclosing the different purchase price consideration under the various scenarios within the table included in footnote 7.

The Company notes that for accounting purposes, in a business combination one of the combining entities is to be identified as the acquirer, and the existence of a controlling financial interest would be ordinarily used to identify the acquirer. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, it is sometimes not clear which party is the acquirer. In these situations, the acquirer for accounting purposes may not be the legal acquirer (i.e., the entity that issues its equity interests to effect the business combination).

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

ASC 805-10-55-12 indicates that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. In our pending business combination, Hydra is the equity issuer.

However, ASC 805-10-55-12 furthers states that if a business combination has occurred but it is not clear which of the combining entities is the acquirer, GAAP requires consideration of additional factors in making that determination. These enumerated factors include the following:

•	relative voting rights of the combined entity after the business combination;
•	the presence of a large minority interest;
•	the composition of the governing body of the combined entity;
•	the composition of senior management in the combined entity;
•	that the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity; and
•	the relative size of the combining entities.

While ASC 805 does not assign any priority or relative weight to the various factors that influence the identification of the acquirer in a business combination, effectively concluding that no one criterion is more significant than any other, it is reasonable to conclude that the entity with the largest percentage of voting rights after the business combination is most likely to be considered the acquirer, unless other mitigating factors are present.

Relative Voting Rights

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Immediately following the business combination, assuming no redemptions of common stock by existing Hydra stockholders, Target holders are expected to own 36.1% of the post-merger company (based on June 30, 2016 information). Assuming maximum redemptions of common stock, Target holders are expected to own 66.3% of the post-merger company (based on June 30, 2016 information). Accordingly, the owners of the majority of the voting shares immediately following the business combination (i.e., pre-existing Hydra owners or Target owners) cannot be determined until the redemptions by existing Hydra stockholders have been completed.

Large Minority Interest

The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest is another factor in identifying the acquirer. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The shares expected to be issued in the acquisition of Target will be issued in their entirety to the Selling Group. As noted above, whether the Selling Group will own an outright majority of the voting shares of the combined entity immediately following the Business Combination cannot be determined until the redemptions have been completed. However, in all events, the Selling Group is expected to own a minimum of 36.1% of the voting shares of the combined entity, and would therefore, at a minimum, constitute a large minority interest.

Composition of the Governing Body of the Combined Entity

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Subsequent to the business combination, the Board of the Company will be comprised of seven members. Pursuant to the Sale Agreement, Target owners (through their representative, Vitruvian Directors I Limited) can elect three members of the board of directors. In addition, Luke Alvarez, current CEO of Inspired and prospective CEO of the Company following the business combination, will also serve on the Board of Directors. A. Lorne Weil, the Company’s current CEO and Chairman, will continue to serve as a director. The other two directors will be appointed by Hydra and Macquarie. Accordingly, subsequent to the business combination, the Board of Directors will consist of one existing Hydra director, A. Lorne Weil, and six newly elected directors, of which four are from Target.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Therefore, individuals from Target or designated by Target owners will comprise the majority of the governing body of the combined entity and the ability of pre-existing Hydra owners to exert control of the Board will be limited.

Composition of Senior Management of the Combined Company

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Subsequent to the business combination, substantially all of the senior management of the Company will be comprised of the former management/officers of Target.

Premium Paid by Either Pre-Merger Entity

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity or entities. However, the reliability of the fair value measurement should be taken into consideration in establishing whether a premium has been paid for equity securities exchanged in a business combination. In this case, this factor should be considered less significant because the acquiring company is not public and the fair value of the equity instruments is less objectively determinable.

Relative Size of Pre-Merger Entities

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Target has by far the larger operations measured on a revenue basis and asset basis. Target has approximately $127.6 million in net revenues for the fiscal year ended September 26, 2015, compared to no revenues for Hydra. Total assets for Target are $264.3 million at April 9, 2016, compared to $80.3million for Hydra at June 30, 2016. Given these amounts, Target is the combining entity with significantly larger revenues and total assets.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Conclusion

Criteria	Factor Pointing to Which Party as Acquirer	Comments
1. The acquirer usually is the entity that issues its equity interests.	Hydra	Hydra will be issuing shares of its common stock.
2. The relative voting rights in the combined entity after the business combination.	Not determinable	The Company whose owners control the majority of the relative voting rights cannot be determined until after the redemptions have been completed.
3. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.	Target	The relative ownership of voting shares cannot be definitively determined until after the redemptions have been completed, but the Selling Group is expected to own a minimum of 36.1%.
4. The composition of the governing body of the combined entity.	Target	Target owners will designate a majority of the Board.
5. The composition of the senior management of the combined entity.	Target	Substantially all senior management of the post-combination company will be former Target management.
6. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interest of the other combining entity or entities.	Neither	Considered less significant because the acquiring company is not public and the fair value of the equity instruments is less objectively determinable.
7. The acquirer is the combining entity whose relative size (measured in, for example, assets, revenue, or earnings) is significantly larger than that of the other combining entity or entities	Target	Target had significantly more revenues than Hydra (Hydra has no revenues) and significantly more assets than Hydra.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

In conclusion, ASC 805-10-55-12 indicates that the primary factor when determining the accounting acquirer is the entity issuing equity. This primary factor can be challenged by applying several other secondary factors. These secondary factors assess ‘functional’ control conditions, such as voting control and governance at both the Board and executive level. Despite the issuance of equity by Hydra, Target owners will, among other things, control a majority of the operational aspects of the combined entity and should therefore be considered to be the accounting acquirer. Accordingly, the Company believes that the business combination should be accounted for as a “reverse merger” in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Hydra will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Target owners controlling the ongoing operations of the combined entity, Target directors comprising the majority of the governing body of the combined company and Target’s senior management comprising substantially all of the senior management of the combined company, Target owners constituting, at a minimum, a large minority voting interest in the combined company and Target having significantly more revenues and assets than Hydra.

The Business Combination Proposal

The Sale Agreement, page 71

12.        Disclosure in the proxy statement should accurately describe all material provisions of the sale agreement. Accordingly, please remove or revise the statement that the summary of the sale agreement is “qualified in its entirety by reference to the complete text” of the agreement.

The Proxy Statement has been revised in response to the Staff’s comment. See page 71.

13.        Please elaborate upon the working capital adjustment to which the purchase price is subject, with a view to explaining how and why the purchase price could be adjusted further and the ramifications of such adjustments.

The Company notes that the purchase price is not subject to a working capital adjustment as commonly understood. However, the consideration to be paid to the Selling Group will be in the form of cash and shares of Hydra and the amount of cash consideration will be determined based on the amount available after shareholder redemptions, certain transaction expenses, certain debt repayments and maintenance of the Company's working capital at a targeted amount of GBP 5 million. Provision for that GBP 5 million of working capital (further explained in the following paragraph on that page) was the possible working capital adjustment mentioned on page 71. The Proxy Statement has been revised to clarify this concept in response to the Staff’s comment. See page 71.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

14.        Please include an explanation of the formula by which the earn-out payment will be calculated.

The Proxy Statement has been revised in response to the Staff’s comment. See page 72.

15.        We note your disclosure on page 72 that the representations and warranties made in connection with the sales agreement are subject to “important qualifications and limitations” and that investors should not rely on the representations, warranties and covenants or descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise this section to include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the sales agreement, you have or will provide corrective disclosure.

The Proxy Statement has been revised in response to the Staff’s comment. See page 72.

Background of the Business Combination, page 73

16.         Please disclose the reasons why the non-binding offer letter submitted to Company B on January 22, 2016 was rejected by the owner of Company B (if known), and why Hydra Industries terminated discussions with Company D regarding a possible business combination.

The Proxy Statement has been revised in response to the Staff’s comment. See page 75.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Hydra Industries’ Board of Directors’ Reasons for the Approval of the Business Combination, page 76

17.         Please disclose any negative aspects of the proposed business combination that the board considered, if any.

The Proxy Statement has been revised in response to the Staff’s comment. See page 76.

The Charter Proposals

Reasons for the Proposed Charter Amendments

Approval of Certain Additional Amendments to Existing Charter in Connection with the Business Combination (Proposal 4), page 87

18.         Please explain the reasons the board believes that providing for the Delaware Court of Chancery as the exclusive forum for certain types of disputes is in in the best interest of the company and its stockholders. Please also identify the type of disputes to which the exclusive forum provision will apply.

The Proxy Statement has been revised in response to the Staff’s comment. See page 87.

Incentive Plan Proposal

Background, page 89

19.         Please revise your statement that no awards will be granted under the plan other than the stock option awards described in the “New Plan Benefits” section to clearly disclose that awards under the plan are not determinable at this time.

The Proxy Statement has been revised in response to the Staff’s comment. See page 97.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Target’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 122

20.         You disclose on page 123 that you completed a contract to supply 4,000 SBG terminals in Greece, of which approximately one quarter were delivered during the period. Please tell us what consideration was given to providing disclosure of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

The Company understands that Item 101(c)(1)(viii) of Regulation S-K would call for the disclosure of the dollar amount of backlog orders believed to be firm, together with an indication of the portion thereof not reasonably expected to be fulfilled within the current fiscal year.

The agreement with Target’s Greek customer, OPAP, is not that these will be hardware sales, but that Target will earn revenue on a participation basis. The terminals are not owned by OPAP and a revenue share percentage is charged over the life of the contract, in line with the response to Comment 29 below. For this reason we respectfully believe that item 101(c)(1)(viii) of Regulation S-K is not applicable for this contract.

In response to the Staff’s comment, the disclosure in Target’s Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised to make it clear that the terminals are to be deployed by Inspired and revenue earned on a participation basis.

Results of Operations, page 127

21.         Please revise your disclosures to explain why you consider Customer Gross Win per unit per day to be a key performance indicator. Your disclosures should explain how management uses this key performance indicator and how it correlates with your revenues.

The Proxy Statement has been revised in response to the Staff’s comment. See page 131. The Company notes that while revenue is strongly correlated to Customer Gross Win per unit per day, average installed base multiplied by Customer Gross Win per unit per day multiplied by number of days in the period does not reconcile directly to overall revenue. This is in part due to other revenue streams, but also because revenue share percentages differ on a client by client basis, and gaming duty regimes vary country by country. In spite of this, for the reasons stated above, we strongly believe that this is a meaningful metric, and one that is [frequently] used in the gaming industry, and should therefore be included.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Liquidity and Capital Resources

Contractual Obligations, page 136

22.         Please tell us why you have not included the PIK loan notes in your contractual obligations table. In addition, explain how you determined the amount of interest on long-term debt that is presented in the contractual obligations table. We refer you to Item 303(a)(5) of Regulation S-K.

In response to the Staff’s comment, the disclosure in the Contractual Obligations table has been revised to include PIK loan note principal and interest. The total amount due at September 26, 2015 is $307.4 million. Total obligations due (i.e. including future interest charges) are split into $158.4 million of principal amount and compounded PIK interest of $279.3 million. Both of these are categorized as due in 1-3 years.

The long term debt interest is payable in British pound sterling with the debt currently due to mature on September 30, 2017. Within this overall time period, cash interest is payable at the end of every ‘term period’, with a maximum term period of 6 months. The cash interest rate charged is at a rate of 7% plus the higher of LIBOR or 3%. Based on current interest rate trend indicators management’s judgment is that a rate of 3% will be higher than LIBOR for the period to debt maturity and therefore the table reflects a rate of 7% plus 3%, or a total of 10%. The amount of debt interest due within 1 year and between 1and 3 years is calculated by assuming maximum 6-month interest term periods. The British pound sterling values have been converted into USD for all years by using the closing rate used in the conversion of the financial statements for the year ending September 26, 2015.

Where You Can Find More Information, page 162

23.         We note your statement that the information provided by either Hydra Industries or Target does not constitute any representation, estimate or projection of the other party. You are responsible for the entire content of the proxy statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

The Proxy Statement has been revised in response to the Staff’s comment. See page 164.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Hydra Industries Acquisition Corp.

Condensed Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Commitments and Contingencies

Registration Rights, page F-25

24.         We note from your disclosures here and on pages 49 and 143 that you are obligated to file a resale “shelf” registration statement to register the shares of your common stock issued to the initial stockholders and purchasers of private placement warrants and the contingent forward purchase contract as well as shares being issued to Target equity holders and loan note holders in the Business Combination. Please tell us whether there are any cash penalties associated with the registration rights agreements or penalties resulting from delays in registering your common stock. We refer to ASC 825-20-50-1.

The Proxy Statement has been revised in response to the Staff’s comment. See page F-25. The registration rights agreements provide for no cash penalties or penalties resulting from delays in registering our common stock.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

DMWSL 633 Limited

Condensed Consolidated Financial Statements

Report of Independent Auditor, page F-61

25.         The report states that the audits were conducted in accordance with auditing standards generally accepted in the United States of America. Please make arrangements with the auditor to revise the report to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Respectfully, we believe that the auditor’s report on the financial statements for the Target for purposes of this Hydra proxy statement does not need to refer to PCAOB standards. (The Company does recognize, however, that the Target financial statements to be included in the Form 8-K filed after consummation of the transaction are to be audited in accordance with PCAOB standards.)

We call the Staff’s attention to our response to Comment 11, above, describing the Company’s analysis of the business combination in accordance with ASC 805 and our conclusion that the business combination should be accounted for as a reverse merger. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of the Target issuing stock for the net assets of Hydra, accompanied by a recapitalization. While ASC 805 does not assign any priority or relative weight among the various factors that influence the identification of the acquirer in a business combination, effectively concluding that no one criterion is more significant than any other, the Company believes it is reasonable to conclude that the entity which has, or whose pre-existing holders have, the largest percentage of voting rights after the business combination is most likely to be considered the acquirer, unless other mitigating factors are present. In the Company’s assessment, it could not rely on voting rights to determine the acquirer, since the relative voting percentages will not be known until after the redemptions by Hydra stockholders occur, given the wide range of possible outcomes. Therefore, the Company relied on its review of other factors to determine the accounting acquirer, including the composition of the governing body of the combined entity, the composition of senior management of the combined entity and the relative size of the combining entities. All of these factors point to the conclusion that the Target should be identified as the acquiring company.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Based upon the conclusion that the Target is the accounting acquirer, but the target/acquiree under that legal structure of the business combination, and Hydra is the accounting acquiree, we refer the Staff to Section 1140.7 of the Financial Reporting Manual, which states that the financial statement requirement of Item 14(c) of Schedule 14A follows the legal form of the transaction rather than the accounting form. For example, when a public shell company (i.e., Hydra) solicits authorization for the acquisition of a non-reporting operating company that will be accounted for as a recapitalization of the operating company (i.e., the Target), the “acquiring company” under Item 14(c) is the public shell (Hydra) and the “acquired company” is the non-reporting operating company (Target). Therefore, the audit relief for non-reporting targets applies to the operating company. After the consummation of the transaction, the registrant must file a Form 8-K including audited financial statements of the operating company, which will replace the shell’s historical financial statements (as predecessor of the registrant) in future filings. Additionally, Section 12260 of the Financial Reporting Manual states that for purposes of applying Item 14/Schedule 14A and Form S-4/F-4 financial statement requirements to a reverse acquisition transaction, the legal form of the transaction should be followed. For example, the accounting acquirer/legal target is the “target” for purposes of applying these rules, and Part C of Form S-4 or F-4 should be followed for the target company. Since the merger has not been consummated yet, the additional disclosures required for an issuer do not yet apply to the legal target.

Based upon the above, the Company reviewed Section 4110.5 of the Financial Reporting Manual, specifically line item 6, “Non-issuer entity whose financial statements are included in proxy statement or Form S-4/F-4 as target.” Under this provision, the auditor’s report on financial statements in the current proxy statement filing does not have to be issued by a public accounting firm registered with the PCAOB and the auditor’s report on financial statements does not have to refer to PCAOB standards.

We do not believe that the Company falls under line item 3a, “Operating company (predecessor) whose financial statements are filed by a special purpose acquisition company”, as the Target is not considered to be a predecessor company. Our position is based on our interpretation of Section 12260, which states that the financial statements should follow the legal form of the transaction and the Target is not considered to be the predecessor, since the business combination has not yet been consummated.

Consolidated Statements of Operations and Comprehensive Loss, page F-63

26.         We note that you present a single line-item for both product and service revenues in your consolidated statements of operations. Please tell us how your presentation complies with the requirements of Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, the Unaudited Condensed Consolidated Interim Financial Statements and Consolidated Financial Statements (together “the Financial Statements”) have been revised to present product (hardware sales) and service revenues and related costs separately, as contemplated by Rule 5-03 of Regulation S-X. See page F-10.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

27.         We note that you present gross profit measures that exclude depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11.B with regards to your presentation of depreciation and amortization that is directly attributable to the generation of revenue. In this respect, if you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your consolidated statements of operations and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization.

In response to the Staff’s comment, the Financial Statements have been revised in accordance with the guidance in SAB Topic 11.B to remove the Gross Profit subtotal and “Cost of sales” has been revised to read “Cost of sales, excluding depreciation and amortization” throughout the document.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-67

28.         You disclose on page 113 that SBG products are offered directly to land-based and online casino gaming operators either on an outright sale basis or on a participation basis whereby you receive a portion of the gaming revenues generated by your products. Please clarify whether there are any additional performance obligations when SBG products are sold on an outright basis. Clarify how you recognize hardware revenues when the SBG products are offered on a participation basis. Explain in greater detail when hardware sales take the form of a transfer of ownership of your developed gaming terminals, and are recognized upon delivery.

The Proxy Statement has been revised in response to the Staff’s comment. See page 127. The Company notes, that in arrangements where SBG terminals are sold on an outright basis, customers take ownership of such terminals from the point of delivery for a specific fee. There is no right of return and revenue is recognized upon delivery to the customer. Additional performance obligations when SBG terminals are sold on an outright basis may include the installation of Target’s SBG terminals, as well as service obligations related to hardware repairs, access to Target’s server based content and maintenance. However, because SBG terminals have value to the customer on a standalone basis, outright sales revenue is recognized separately from other services. This evidence of value to the customer on a standalone basis is based upon historical experience of hardware-only arrangements, although for commercial reasons this is not a model Target typically engages in.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

For SBG terminals offered on a participation basis, no hardware revenues or associated costs of sale are recorded, as the terminal remains the property of Target at all times. In such SBG terminal arrangements, the charge to customers for the limited right to use the hardware with Target’s server based content, as well as other service obligations, hardware repairs and maintenance form an integrated package that is recovered through a contracted percentage of the operator’s net winnings from the terminals’ daily use or a fixed rental fee. Accordingly, there is no separable hardware element. Where arrangements for SBG terminals include upfront fees, the contracted percentage of the operator’s net winnings or rental fee are reduced.

29.         Disclosure states that SBG revenues are usually based upon a contracted percentage of the operator’s net winnings from the terminals’ daily use or based upon a fixed rental fee. Please explain how you determine the operator’s net winnings from terminals’ daily use. Describe your fixed rental fee arrangements in greater detail. Tell us how you determine the expected customer relationship period for fixed rental fee arrangements when the term of the arrangement is not specified.

The Company notes that due to the nature of the SBG solution, net winnings of each terminal are available to Target in real time so the operator's net winnings and Target’s percentage thereof can be accurately determined and accrued as revenue on a daily basis. At the end of each billing period, an invoice is raised to the customer for Target’s percentage of the operator's net winnings, after deducting gaming duties.

Fixed rental fee arrangements are based on a fixed price per day or per week and revenue is accrued on a daily or weekly basis as earned. Accordingly, no estimate of the expected customer relationship period is necessary, as the amount of revenue earned in relation to a fixed rental fee arrangement is a function of the terminals in use and the price per day or per week.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Target currently has no fixed rental fee arrangements which also include an upfront payment. However, if this were the case, the upfront fee would be recognized consistent with the accounting for upfront fees described in the response to Comment 30 below.

30.        We note that performance obligations under your SBG arrangements may include the delivery and installation of SBG terminals for use over a term. We further note that upfront fees on SBG arrangements are deferred and recognized on a straight-line basis over the term of the arrangement. Please clarify the nature of your upfront fees and explain whether your implementation services have standalone value. Please tell us what consideration was given to recognizing these services over the estimated customer life. We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

The majority of SBG arrangements do not include an upfront fee. However, where they do, they take the form of one of the following:

i.	Terminal rental payments in advance for the limited right to use SBG terminals offered on a participation basis over the term of the arrangement, in the form of a license. These upfront license fees are deferred and recognized on a straight-line basis over the term of the arrangement. These arrangements may also include upfront installation services. Although installation services could be provided by other vendors, Target does not separately price these services in its SBG terminal rental arrangements as they are incidental to the delivery of the licensed hardware and are typically completed within an hour on the day of delivery. Installation services are not therefore a material portion of Target’s SBG terminal revenue. Accordingly, Target recognizes the licensed hardware and all other services as an integrated package over the term of its SBG terminal rental arrangements. Target does not recognize the SBG terminal license fee or installation services over a period longer than the term of the arrangement because the license expires at the end of the arrangement term and installation services are not material.

ii.	In arrangements where SBG terminals are sold on an outright basis, installation services may also be provided, similar to those described above for rental arrangements. As installation services relate to the sale of the hardware, which does not form part of any package of ongoing services provided to the customer, installation services are recognized on completion. Installation service fees are typically less than $0.1 million in any fiscal year.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

31.         You disclose that virtual sports revenue is based upon a contracted percentage of the operator’s net winnings or a fixed rental fee. We further note from your disclosures on page 113 that virtual sports products are offered on a participation basis, with an upfront software license fee. Please clarify whether the fixed fee rental arrangements also include an upfront software license fee. Explain how you determine the expected customer relationship period when the term of the arrangement is not specified.

The Company notes that virtual sports fees involve an upfront perpetual software license fee and either a share of the operator’s net winnings or a fixed rental fee. In both cases the upfront license fee is not deemed to have value to the customer on its own, and is therefore recognized over the term of the arrangement. In a minority of arrangements, the term is not specified; in that instance, the software license fee is recognized over the expected customer relationship period based upon the arrangement term of customers similar in nature. In all instances the license fee is spread over a multi-year period.

Consideration was given to whether license fees should be spread over a longer period than contractual arrangement terms with customers, considering that arrangements may be renewed. However this approach was not deemed appropriate, as:

i.	Virtual sports arrangements are typically for a term of 3 to 10 years and Target currently does not have a sufficient history of global customer renewal behavior for virtual sports products to estimate whether a longer customer relationship period is probable or what the length of that period should be.

ii.	As virtual sports products are relatively new in the gaming market, we expect platform technology to continue to develop rapidly, which will provide an opportunity to provide, and therefor charge customers additional upfront license fees for, newer versions of the platform upon renewal. This is in line with Target’s limited renewal experience to date.

32.         We note that revenue from the licensing of mobile slot games is recognized based upon a contracted percentage of the operator’s net winnings. Please clarify whether these arrangements contain multiple elements and whether there are any upfront fees associated with the licensing of mobile slot games.

The Company notes that revenue from the licensing of mobile slot games is based upon a contracted percentage of the operator’s net winnings for access to Target’s server based content and maintenance support services. Although these arrangements contain multiple elements, those elements are assessed as an integrated package and Target’s fees are accrued as revenue on a daily basis over the term of the arrangement. In these arrangements there are no upfront license fees.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September __, 2016

33.         We note that revenue for bespoke games delivered to mobile and online operators is recognized on delivery to the customer only when no other performance obligations exist in the arrangement. Please clarify whether these arrangements require significant production, modification or customization of software. Explain whether these arrangements contain multiple elements. Cite the specific accounting guidance you are relying upon in accounting for these arrangements.

Revenue for bespoke games delivered to mobile and online operators is not material, representing only $0.6 million in revenue for the period ending September 26, 2015 and nothing in prior periods. Bespoke games are developed to the specifications of an individual customer. It takes approximately six to eight weeks to develop and receive customer approval of a bespoke game specification and then a further three to four months to build, test and certify the game. The game is then licensed exclusively to that customer for approximately six months before it is offered to the wider customer base. The game is the customer's to use indefinitely, hosted on their own servers. Target recognizes revenue for bespoke games on a completed contract basis in accordance with ASC 605-35-25-92, which provides that the completed-contract method may be used as an entity's basic accounting policy in circumstances in which financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method (for example, in circumstances in which an entity has primarily short-term contracts).

As Target has no obligation to provide updates or maintenance support or any other services subsequent to customer acceptance, we have concluded that these arrangements do not contain multiple elements.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Software Development Costs, page F-68

34.         You disclose that research and development costs are expensed as incurred. Please revise your disclosures to discuss the amount of research and development costs charged to expense for each period presented. We refer you to ASC 730-10-50-1.

The Proxy Statement has been revised in response to the Staff’s comment. See page F-12.

35.         Your disclosures appear to indicate that there is only one operating segment. Please tell us how you determined that the SBG and Virtual Sports businesses operate as a single reportable segment. Explain how you considered the guidance in paragraphs 1 through 9 of ASC 280-10-50. Your response should specifically explain whether you believe that your business is comprised of more than one operating segment and, if so, why you believe that your operating segments meet the aggregation criteria outlined in ASC 280-10-50-11.

The Company notes that, per ASC 280-10-50-1b, an operating segment is one whereby its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segmental information disclosures should typically reflect how management organizes the business when making operating decisions and assessing performance.

The CODM of the Target does review product and service revenues and direct cost of sales related to SBG and Virtual Sports; however, the Target considers these to be product offerings, not operating segments, and the CODM does not use the information to assess performance and allocate resources between the two in the way one would do between truly separate segments. Rather, the assessment of the business at the present time is at the consolidated level.

The financial information used by the CODM is not produced at a more granular level, and we believe it does not constitute discrete financial information in line with ASC 280-10-50-1c. In order to properly assess the performance of, and allocate resources between, the SBG and Virtual Sports product offerings, the CODM would need to consider the remaining costs, including product, development, innovation, depreciation and amortization, and other operational costs at a more detailed level, to provide discrete financial information adequate for that purpose. Target does have individuals responsible for both SBG and Virtual Sports who operate as product category managers; however, these individuals are only responsible for product and service revenues less direct costs of sale and not any of the remaining unallocated costs as previously described.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

For these reasons, Target’s management believes that currently there is one operating segment, and runs the business on that basis.

Per ASC 280-10-15-2, disclosure of segmental information is only applicable for financial statements of public entities. In this Proxy Statement, we did not believe that such segmental information was required because DMWSL 633 Limited is not a public entity. As the Staff has observed, however, we disclosed that Target has only one operating segment.

In light of the Staff’s comment, and to provide greater clarity at this stage, Note 3 of the Financial Statements has been added to reflect segmental disclosures required for a public entity with one segment, which now includes disclosure of revenues by product offering in line with ASC 280-10-50-40.

36.         We note from your disclosures on page 113 that your sales and operations are geographically dispersed. To the extent material, revenues and long-lived assets by foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41.

The Company notes that ASC 280-10-50-41 states that separate geographic disclosure is needed for public entity financial statements. As Target’s financial statements are not currently for a public entity, this split was not included. The intention was to disclose such information going forward following the consummation of the Business Combination, beginning with Hydra Industries Acquisition Corp.’s Form 8-K to be filed upon consummation of the Business Combination.

In light of the Staff’s comment, and to provide greater clarity at this stage, the Financial Statements have been updated to reflect geographic split of revenues, based upon the location of the customer, and long-lived assets, excluding goodwill.

Note 7. Software Development Costs, net, page F-77

37.         You disclose on page F-68 that you purchase, license and incur costs to develop external use software to be used in the products you sell or provide to customers. Please revise to disclose the amount of external use software development costs capitalized each period. Revise your disclosures to discuss the amount of software costs written down to the net realizable value. Revise to disclose the weighted-average amortization period and the estimated amortization expense for each of the five succeeding fiscal years. We refer you to ASC 985-20-50. In addition, please tell us how you considered the guidance in ASC 985-20-45-1.

In light of the Staff’s comment, Note 8 of the Financial Statements has been revised to clearly state that both external use and internal use software are included and to provide expanded disclosure. See page F-11.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

The Company also notes that it has considered the guidance in ASC 985-20-45-1, “Because amortization expense of capitalized software costs relates to a software product that is marketed to others, the expense shall be charged to cost of sales or a similar expense category.” However, consistent with the Company’s response to Comment 27, “Cost of sales” is presented excluding depreciation and amortization.

Note 12. Long-Term and Other Debt, page F-80

38.         We note your PIK loan notes payable to a syndicate of investors including parent entities to the group where interest of 13.5% is added to the loan amount and has a maturity of July 6, 2018. Please revise your disclosures to describe the terms and conditions associated with the PIK loan notes payable. Tell us whether there are any conversion options associated with PIK loans notes payable. We refer you to ASC 470-10-50.

The Proxy Statement has been revised in response to the Staff’s comment. See page F-24.

Note 19. Income Taxes, page F-89

39.         We note that you present a single line-item for income (loss) before income taxes. Revise to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. We refer you to Rule 4-08(h) of Regulation S-X.

The Proxy Statement has been revised in response to the Staff’s comment. See page F-35.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

General

40.         Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the proxy statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

•	your belief that Inspired Gaming Group Ltd. is a global leader in the supply of Virtual Sports gaming products, with the widest product offering available (page 113); and

•	your belief that Inspired Gaming Group Ltd. offers the most comprehensive array of sports titles available in Virtual Sports (page 114).

The Proxy Statement has been revised in response to the Staff’s comment in a variety of places, including page 115. In some instances, although the Company believes that its beliefs, understandings, estimates and opinions throughout the document are reasonable and supportable, certain statements have been modified or eliminated.

41.         With respect to every third-party statement in your proxy statement, such as the information provided by H2 Gambling Capital, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

In response to the Staff’s comment, the Company will be providing on a supplemental basis copies of the relevant portions of the research reports cited, marked to highlight the applicable portion and cross-referenced to the appropriate location in the Proxy Statement. None of those reports was commissioned by the Company.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

September 19, 2016

Form 8-K filed on July 19, 2016

42.         We note that you present both historical and projected EBIDTA in your investor presentation. Please revise to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure. It also appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please revise.

In response to the Staff’s comment, the Company is preparing reconciliations of certain non-GAAP financial measures to comparable financial measures calculated and presented in accordance with GAAP, and further revising its disclosure in accordance with the updated Compliance and Disclosure Interpretations cited, to be furnished as an exhibit to a Form 8-K/A and included in our investor presentation.

Should you have any questions or comments regarding the Company’s responses to the Staff’s Comment Letter, please contact our counsel Peter G. Smith at Kramer Levin Naftalis & Frankel LLP at (212) 715-9401 or via e-mail at psmith@kramerlevin.com.

Sincerely,

Hydra Industries Acquisition Corp.

By:	/s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Chief Executive Officer

cc: Peter G. Smith, Esq.